Mail Stop 4561

February 6, 2008

Carl Ritter, Chief Executive Officer
Carbiz, Inc.
7405 North Tamiami Trail
Sarasota, FL 34243

> **Re: Carbiz, Inc.**
> **Amendment No. 3 to Form SB-2 on Form F-3**
> **Filed January 14, 2008**
> **File No. 333-142142**

Dear Mr. Ritter:

We have limited our review of your filing to the matters discussed below.

General

1. We refer to your Form 8-K filed on September 14, 2007, and to your Form 8-K filed October 2, 2007, as amended on November 29, 2007, which are incorporated by reference into your registration statement. We note the disclosure in these Forms 8-K that you believe that the September 2007 issuances of convertible debentures and warrants to Trafalgar were exempt from registration pursuant to Regulation S to the Securities Act. In your response letter, please provide a detailed analysis supporting your conclusion that a Regulation S exemption is available for the September 2007 securities issuances to Trafalgar. Please include an analysis of whether the prior filing of your registration statement on Form SB-2 (file no. 333-142142) on April 16, 2007, and the inclusion of the shares underlying warrants issued in reliance upon Regulation S in that registration statement conforms to the condition in Regulation S that there be no "directed selling efforts" in the United States.

2. We note that your September 2007 transactions with Trafalgar were undertaken during the pendency of your registration statement on Form SB-2 (file no. 333-142142). We further note that you subsequently amended your registration statement to include the resale of four million shares underlying the warrants sold to Trafalgar in the September 2007 financings. Please describe the material steps taken in negotiating and agreeing to the inclusion of these shares on this registration statement. Clarify whether negotiations for the September 2007 offers and sales contained discussions of including shares in this registration statement in particular.

3. Please explain to us how you concluded that the September 2007 issuance transactions with Trafalgar should be considered distinct from the public offering that was in process in September 2007 pursuant to the registration statement to which you have added shares underlying the warrants issued in the September 2007 transactions with Trafalgar. Tell us why the transaction you proposed with respect to those shares should be viewed as a secondary offering, as opposed to a primary offering of securities by the company through Trafalgar acting as an underwriter.

4. We note your disclosure on page 33 that you are not required under the Exchange Act to publish financial statements as frequently or as promptly as domestic companies, but that you will issue quarterly press releases containing unaudited results of operations and provide other reports as from time to time may be authorized by your board or otherwise required. Consider adding a risk factor to your prospectus discussing the potential effects on your investors of your recent decision to report under the Exchange Act reporting requirements as a foreign private issuer rather than in the manner you have historically reported.

Incorporation of Documents by Reference, page 32

5. We note that you filed a Form 8-K on January 29, 2008. Please revise this section of your registration statement to reflect this additional filing and ensure that this section references all filings made prior to the effective date that are required to be incorporated by reference. See Item 6 of Form F-3.

6. You incorporate by reference the registration statements 333-129408 and 333-142142, respectively. However, Rule 411 generally restricts the information that can be incorporated by reference into a prospectus to information that is provided in response to specific items of the registration form. In this respect, it does not appear that any item of Form F-3 authorizes the incorporation of the registration statements that you seek to incorporate. Please revise or advise.

Part II

Undertakings, page II-2

7. Your registration statement includes the undertakings required for registrants relying on Rule 430B as well as those for registrants relying on Rule 430C. It does not appear, however, that the company is relying on Rule 430B in the prospectus as filed. Please clarify which rule the company is relying on in this filing by including only the undertakings required for that rule. If the company intends to rely on Rule 430B, please advise of the basis for your belief that the company is eligible to do so.

Exhibits

Legal Opinion of Harris & Harris LLP

8. Please have counsel provide an updated opinion that is dated as of a date as close
    as possible to the effective date of the registration statement. Further, we note the
    consent of Harris & Harris contained in the final paragraph of that firm's opinion
    filed on December 27, 2007. Please be advised that counsel should also expressly
    consent to the quotation or summarization of its opinion in the prospectus, as
    required by Rule 436 of Regulation C.

                                    ****

        Any questions should be directed to Katherine Wray at (202) 551-3483 or, in her
absence, the undersigned at (202) 551-3462. If you still require further assistance, you
may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                    Sincerely,

                                    Mark P. Shuman
                                    Branch Chief – Legal

cc: Via facsimile: (310) 208-1182
        Peter V. Hogan, Esq.
        Yaphett K. Powell, Esq.
        Richardson & Patel LLP